UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine LevineLeichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(b) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 3,221,263 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

25.5% (See Item 5)

14.	Type of Reporting Person

PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(b) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 3,221,263 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

25.5% (See Item 5)

14.	Type of Reporting Person

PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(c) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 3,221,263 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

25.5% (See Item 5)

14.	Type of Reporting Person

CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(d) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 3,221,263 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

25.5% (See Item 5)

14.	Type of Reporting Person

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [    ]

(e) [    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[    ]

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares

8. Shared Voting Power: 3,221,263 Shares (See Item 5)

9. Sole Dispositive Power: — 0 — Shares

10. Shared Dispositive Power: 3,221,263 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,221,263 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[    ]

13.	Percent of Class Represented by Amount in Row (11)

25.5% (See Item 5)

14.	Type of Reporting Person

IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 3 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002 (“Amendment No. 1 to Schedule 13D”), and as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003 (“Amendment No. 2 to Schedule 13D”), relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D, is referred to herein as the “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

On April 16, 2003, Pleasant Street Investors, LLC, a California limited liability company (“Pleasant Street”) and the wholly owned subsidiary of the Partnership, purchased from Union Bank of California, N.A. (“UBOC”), the Issuer’s then-existing secured senior lender, the outstanding revolving and term loans made by UBOC to the Issuer under an Amended and Restated Loan and Security Agreement dated October 29, 2002, as previously amended (as so amended, the “Existing UBOC Loan Agreement”), among the Issuer, the Subsidiary and UBOC, and all of UBOC’s rights and interests related thereto (collectively, the “UBOC Assigned Interests”). In addition, UBOC delegated to Pleasant Street all of UBOC’s duties and obligations under the Existing UBOC Loan Agreement and related loan documents. The purchase price paid by Pleasant Street to UBOC for the UBOC Assigned Interests was approximately $12,117,000, which consisted of the aggregate outstanding principal balances of the revolving and term loans of approximately $11,950,000, accrued and unpaid interest thereon and fees and other amounts outstanding as of such date. The Issuer consented to the purchase and sale of the UBOC Assigned Interests.

In addition, concurrently therewith, the Issuer, the Subsidiary and Pleasant Street entered into a Second Amended and Restated Loan and Security Agreement dated April 16, 2003, a copy of which is attached as Exhibit 99.14 hereto (the “PSI Loan and Security Agreement”), under which, among other things, the parties amended and restated the Existing UBOC Loan Agreement, including, without limitation, re-designating the Issuer’s then-existing obligations under the Existing UBOC Loan Agreement as a Senior Term A Loan (as discussed below), and Pleasant Street made additional term loans to the Issuer in the aggregate principal amount of approximately $6,900,000. Under the PSI Loan and Security Agreement, Pleasant Street, as the assignee of UBOC, is deemed to have made two secured term loans to the Issuer. The first loan, designated as a “Senior Term A Loan” in the principal amount of $17,000,000, is evidenced by the Senior Term A Note (as defined in Item 6 below) and represents the Issuer’s obligations to pay (a) the total amount of its previously existing obligations under the Existing UBOC Loan Agreement which Pleasant Street purchased from UBOC and re-designated as a Senior Term A Loan, (b) the outstanding principal balance of the Bridge Note (which, as more fully described in Item 6 below, is deemed to have been repaid to the Partnership with proceeds from the Senior Term A Loan) and (c) an amount representing approximately $1,900,000 of additional term loans made by Pleasant Street under the PSI Loan and Security Agreement. The second loan, designated as the “Senior Term B Loan” in the principal amount of $5,000,000, is evidenced by the Senior Term B Note (as defined in Item 6 below) and represents the Issuer’s obligation to pay the remaining balance of the additional term loans made by Pleasant Street under the PSI Loan and Security Agreement. See Item 6 below for a more detailed discussion of certain terms contained in the PSI Loan and Security Agreement.

The source and amount of the funds used to purchase the UBOC Assigned Interests from UBOC and to fund the additional term loans under the PSI Loan and Security Agreement were capital contributions made by the partners of the Partnership in response to capital calls, when combined with capital calls made earlier this month in connection with the purchase of the Bridge Note by the Partnership, in the aggregate amount of $22,000,000.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

Pleasant Street acquired the UBOC Assigned Interests and made the additional term loans to the Issuer in the ordinary course of its business for investment purposes. Pleasant Street does not beneficially own, and has not acquired or sold, any equity securities of the Issuer. The Partnership may use its board designee, board observer, operating committee and other investor rights under the Second Restated Securities Purchase Agreement (as defined below) and/or other Investment Documents (as defined in the Second Restated Securities Purchase Agreement) as described in the Amended Schedule 13D and this Amendment, as well as the rights acquired by Pleasant Street, in a manner which may result in the Partnership changing, obtaining, acquiring or influencing control of the Issuer.

As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,221,263 shares of Common Stock, including 2,937,987 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants, and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of April 16, 2003, approximately 25.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 12,338,797 shares of Common Stock were issued and outstanding as of such date, as represented by the Issuer to the Partnership). In addition, as disclosed in Amendment No. 2 to Schedule 13D, assuming the Issuer receives the approval of the AMEX of the application to list the April 2003 Shares, immediately following the purchase and sale of the April 2003 Shares, each Reporting Person will be deemed to be the beneficial owner of 5,688,022 shares of Common Stock (including the April 2003 Shares). Such aggregate number of shares would have constituted, as of April 16, 2003, approximately 37.7% of the shares of such class. The listing application is still pending before the AMEX.

Pursuant to the Investor Rights Agreement, the Reporting Persons may also be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by James Rudis (excluding shares of Common Stock issuable upon exercise of options currently held by him which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Rudis and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

On April 16, 2003, Pleasant Street purchased from UBOC the UBOC Assigned Interests, including, without limitation, all outstanding revolving and term loans made by UBOC to the Issuer under the Existing UBOC Loan Agreement, and UBOC delegated to Pleasant Street all of its duties and obligations thereunder. The purchase price paid by Pleasant Street for the UBOC Assigned Interests was approximately $12,117,000, which consisted of the total outstanding principal balances of the revolving and term loans in the amount of approximately $11,950,000, accrued and unpaid interest thereon and fees and other amounts outstanding as of such date. The Issuer consented to the purchase and sale of the UBOC Assigned Interests. In connection therewith, the Issuer, UBOC and the Partnership entered into a Limited Release and Indemnity Agreement dated as of April 16, 2003, a copy of which is attached as Exhibit 99.15 hereto, pursuant to which, among other things, the Issuer released UBOC from any and all claims it may have against UBOC and agreed to indemnify UBOC from and against certain losses as more fully described therein.

Concurrently therewith, the Issuer, the Subsidiary and Pleasant Street entered into the PSI Loan and Security Agreement under which, among other things, the parties amended and restated the Existing UBOC Loan Agreement, including, without limitation, re-designating the Issuer’s then-existing obligations under the Existing UBOC Loan Agreement as a Senior Term A Loan, and Pleasant Street made additional term loans to the Issuer in the principal amount of approximately $6,900,000.

Under the terms of the PSI Loan and Security Agreement, Pleasant Street, as the assignee of UBOC, is deemed to have made two secured term loans to the Issuer. The first loan, designated as the Senior Term A Loan, is evidenced by an Amended and Restated Secured Senior Term A Note dated April 16, 2003 in the principal amount of $17,000,000 (the “Senior Term A Note”), a copy of which is attached as Exhibit 99.16 hereto, and represents the Issuer’s obligations to pay (a) the total amount of its previously existing obligations under the Existing UBOC Loan Agreement which Pleasant Street purchased from UBOC and re-designated as a Senior Term A Loan, (b) the outstanding principal balance of the Bridge Note (which, as more fully described in Item 6 below, has been deemed to have been repaid to the Partnership with proceeds from the Senior Term A Loan) and (c) approximately $1,900,000 of additional term loans made by Pleasant Street under the PSI Loan and Security Agreement. The Senior Term A Note matures on November 30, 2003. Interest accrues on the principal balance of the Senior Term A Loan on a weekly basis at the base rate of 10%, although a portion of the principal balance may accrue interest at the rate per annum of 15% based upon the Issuer’s then-applicable borrowing base level.

The second loan, designated the Senior Term B Loan, is evidenced by the Secured Senior Term B Note dated April 16, 2003 in the principal amount of $5,000,000 (the “Senior Term B Note”), a copy of which is attached as Exhibit 99.17 hereto, and represents the Issuer’s obligation to pay the remaining balance of the additional terms loans made by Pleasant Street under the PSI Loan and Security Agreement. The Senior Term B Note matures on January 30, 2004. Interest accrues on the Senior

Term B Loan at a rate per annum of 15%. In the event of an event of default, the interest rate on the Senior Term A Loan and the Senior Term B Loan begins to accrue at the rate per annum of 17% and is capped at 20%. The PSI Loan and Security Agreement does not provide for revolving loans or letters of credit.

Payment and performance of the Senior Term A Loan and the Senior Term B Loan are secured by first priority security interests in substantially all of the Issuer’s assets. The PSI Loan and Security Agreement includes representations, warranties, covenants (financial and otherwise) and indemnities similar to those in both the Existing UBOC Loan Agreement and the Second Restated Securities Purchase Agreement. Among other things, the PSI Loan and Security Agreement incorporates the financial covenants contained in the Second Restated Securities Purchase Agreement, including those relating to EBITDA, fixed charge coverage, leverage, capital expenditures, net working capital and liquidity, and also includes limitations on indebtedness, liens, changes to the Issuer’s business and its organizational documents and entering into extraordinary corporate transactions.

Pursuant to an Agreement Regarding Repayment of Bridge Note dated as of April 16, 2003 (the “Bridge Note Repayment Agreement”), among the Issuer, the Subsidiary, the Partnership and Pleasant Street, a copy of which is attached as Exhibit 99.18 hereto, the parties agreed that $3,000,000 of proceeds from the Senior Term A Loan was used to repay to the Partnership the outstanding principal balance of the Bridge Note. Since the Issuer paid all accrued and unpaid interest on the Bridge Note at the closing, the Bridge Note is deemed to have been repaid in full. As discussed above, the Senior Term A Note evidences in part the $3,000,000 of proceeds used to repay the Bridge Note.

Concurrently with Pleasant Street’s purchase of the UBOC Assigned Interests and the amendment and restatement by Pleasant Street, the Subsidiary and the Issuer of the Existing UBOC Loan Agreement, the Issuer, the Subsidiary and the Partnership amended and restated the Restated Securities Purchase Agreement pursuant to a Second Amended and Restated Securities Purchase Agreement dated as of April 16, 2003, a copy of which is attached as Exhibit 99.19 hereto (the “Second Restated Securities Purchase Agreement”). Under the Second Restated Securities Purchase Agreement, the parties substituted Pleasant Street for UBOC as the secured senior lender of the Issuer, reflected the transactions effectuated under the Bridge Note Repayment Agreement and modified certain covenants, revised the financial covenants and modified certain other provisions in the Restated Securities Purchase Agreement.

Concurrently therewith, Pleasant Street and the Partnership entered into a Second Amended and Restated Intercreditor and Subordination Agreement dated as of April 16, 2003, a copy of which is attached as Exhibit 99.20 hereto, under which Pleasant Street and the Partnership amended and restated the then-existing Amended and Restated Intercreditor and Subordination Agreement dated as of October 29, 2002, between UBOC and the Partnership, on mutually satisfactory terms.

In addition, at the request of William E. Shatley, pursuant to an Amendment to Amended and Restated Investor Rights Agreement dated as of April, 16, 2003, a copy of which is attached as Exhibit 99.21 hereto, the Issuer, James Rudis, William E. Shatley and the Partnership amended the Investor Rights Agreement to remove Mr. Shatley as a party thereto and release him from any of his liabilities or obligations arising after the date thereto. Mr. Shatley was one of the principal shareholders under the Investor Rights Agreement. The shares of Common Stock beneficially owned by Mr. Shatley are no longer subject to the voting agreement set forth in the Investor Rights Agreement.

In addition, the Issuer and the Partnership entered into an Amendment to Equity Repurchase Option Agreement dated as of April 16, 2003, a copy of which is attached as Exhibit 99.22 hereto, pursuant to which the parties agreed, among other things, that the Issuer’s repurchase option thereunder would not be triggered until after August 15, 2003.

As previously disclosed, the Issuer has filed an application with the AMEX to list the April 2003 Shares and has requested approval thereof. The listing application is still pending before the AMEX.

The descriptions of the PSI Loan and Security Agreement, the Limited Release and Indemnity Agreement, the Senior Term A Note, the Senior Term B Note, the Bridge Note Repayment Agreement, the Second Restated Securities Purchase Agreement, the Second Amended and Restated Intercreditor and Subordination Agreement, the Amendment to Amended and Restated Investor Rights Agreement and the Amendment to Equity Repurchase Option Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.14 through 99.22 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.14	Second Amended and Restated Loan and Security Agreement dated as of April 16, 2003, among Overhill Farms, Inc., Overhill L.C. Ventures, Inc. and Pleasant Street Investors, LLC

99.15	Limited Release and Indemnity Agreement dated as of April 16, 2003, among Union Bank of California, N.A., Levine Leichtman Capital Partners II, L.P. and Overhill Farms, Inc.

99.16	Amended and Restated Secured Senior Term A Note dated April 16, 2003, made by Overhill Farms, Inc. in the principal amount of $17,000,000.

99.17	Secured Senior Term B Note dated April 16, 2003, made by Overhill Farms, Inc. in the principal amount of $5,000,000.

99.18

Agreement Regarding Repayment of Bridge Note dated as of April 16, 2003, among Overhill Farms, Inc., Overhill L.C. Ventures, Inc., Levine Leichtman Capital Partners II, L.P. and Pleasant Street Investors, LLC.

99.19

Second Amended and Restated Securities Purchase Agreement dated as of April 16, 2003, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Overhill L.C. Ventures, Inc. and Levine Leichtman Capital Partners II, L.P.

99.20	Second Amended and Restated Intercreditor and Subordination Agreement dated as of April 16, 2003, between Pleasant Street Investors, LLC and Levine

Leichtman Capital Partners II, L.P.

99.21	Amendment to Amended and Restated Investor Rights Agreement dated as of April 16, 2003, among Overhill Farms, Inc., James Rudis, William E. Shatley and Levine Leichtman Capital Partners II, L.P.

99.22	Amendment to Equity Repurchase Option Agreement dated as of April 16, 2003, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: April 24, 2003	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ ARTHUR E. LEVINE
Arthur E. Levine President

/s/ ARTHUR E. LEVINE
ARTHUR E. LEVINE

/s/ LAUREN B. LEICHTMAN
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

99.14	Second Amended and Restated Loan and Security Agreement dated as of April 16, 2003, among Overhill Farms, Inc., Overhill L.C. Ventures, Inc. and Pleasant Street Investors, LLC

99.15	Limited Release and Indemnity Agreement dated as of April 16, 2003, among Union Bank of California, N.A., Levine Leichtman Capital Partners II, L.P. and Overhill Farms, Inc.

99.16	Amended and Restated Secured Senior Term A Note dated April 16, 2003, made by Overhill Farms, Inc. in the principal amount of $17,000,000.

99.17	Secured Senior Term B Note dated April 16, 2003, made by Overhill Farms, Inc. in the principal amount of $5,000,000.

99.18

Agreement Regarding Repayment of Bridge Note dated as of April 16, 2003, among Overhill Farms, Inc., Overhill L.C. Ventures, Inc., Levine Leichtman Capital Partners II, L.P. and Pleasant Street Investors, LLC.

99.19

Second Amended and Restated Securities Purchase Agreement dated as of April 16, 2003, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Overhill L.C. Ventures, Inc. and Levine Leichtman Capital Partners II, L.P.

99.20	Second Amended and Restated Intercreditor and Subordination Agreement dated as of April 16, 2003, between Pleasant Street Investors, LLC and Levine Leichtman Capital Partners II, L.P.

99.21	Amendment to Amended and Restated Investor Rights Agreement dated as of April 16, 2003, among Overhill Farms, Inc., James Rudis, William E. Shatley and Levine Leichtman Capital Partners II, L.P.

99.22	Amendment to Equity Repurchase Option Agreement dated as of April 16, 2003, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.